LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

gaa@agronlaw.com

October 2, 2008

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:	SkyPostal Networks, Inc.
Form 10-KSB/A For the Year Ended December 31, 2007
Filed on September 12, 2008
File No. 000-52137

Attn:	Tamara Tangen, Staff Accountant

Dear Ms. Tangen:

On behalf of SkyPostal Networks, Inc. (the “Company”) and in response to the Staff’s letter to the Company dated September 17, 2008, please be advised as follows:

1.             We have attached hereto language which constitutes two additional paragraphs as an amendment to Item 8A “Controls and Procedures” of our Annual Report on Form 10-KSB for the year ended December 31, 2007.  We believe this disclosure is consistent with the requirements of Item 308T(a) of Regulation S-B.

2.             We have revised the disclosure in Amendment Number 1 to our 10-KSB/A for the year ended December 31, 2007 to indicate that our disclosure controls and procedures were not effective because of our failure to file our management report on internal financial controls.

3.             In connection with responding to the Staff’s comments, the Company herewith acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

Exhibit A

(b)           Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

This Annual Report on Form 10-KSB does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report on Form 10-KSB.

(c)           Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the last quarter of 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.